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                           TENDER FOR ALL OUTSTANDING
                SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

              (INCLUDING SERIES A CUMULATIVE CONVERTIBLE PREFERRED
                 STOCK REPRESENTED BY $3.00 DEPOSITARY SHARES)

                                IN EXCHANGE FOR

  6 1/8% CONVERTIBLE SUBORDINATED QUARTERLY INCOME CAPITAL SECURITIES DUE 2024

                                       OF

                                AMR CORPORATION

To Brokers, Dealers, Commercial Banks,
   Trust Companies and Other Nominees:


      We are enclosing herewith the material listed below relating to the offer by AMR Corporation (the "Company") to exchange $1,000 principal amount of its 6 1/8% Convertible Subordinated Quarterly Income Capital Securities due 2024 for every two (2) shares of its Series A Cumulative Convertible Preferred Stock (liquidation preference $500 per share) (the "Preferred Stock") (including Preferred Stock represented by certain $3.00 Depositary Shares, each of which represents 1/10 of a share of Preferred Stock), upon the terms and subject to the conditions set forth in the Company's Prospectus, dated October 14, 1994, and the related Letter of Transmittal (which together constitute the "Exchange Offer").


      Enclosed herewith are copies of the following documents:


        1. Prospectus dated October 14, 1994;


        2. Letter of Transmittal (together with accompanying Substitute Form W-9 Guidelines);

        3. Notice of Guaranteed Delivery; and

        4. Letter which may be sent to your clients for whose account you hold Preferred Stock or Depositary Shares in your name or in the name of your nominee, with space provided for obtaining such client's instruction with regard to the Exchange Offer.


      WE URGE YOU TO CONTACT YOUR CLIENTS PROMPTLY. Please note that the Exchange Offer will expire at 5:00 p.m., New York City time, on November 15, 1994, unless extended.



      The Company expressly reserves the right to (i) extend, amend or modify the terms of the Exchange Offer in any manner and (ii) withdraw or terminate the Exchange Offer and not accept for exchange any Preferred Stock, at any time for any reason, including (without limitation) if fewer than 400,000 shares of Preferred Stock are tendered (which condition may be waived by the Company).



      D.F. King & Co., Inc. has been appointed as Information Agent for the Exchange Offer. All questions relating to the Exchange Offer, as well as requests for assistance or additional copies of the Prospectus or the Letter of Transmittal, may be directed to D.F. King & Co., Inc., 77 Water Street, New York, New York 10005, telephone (800) 347-7869.

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      The Company will not pay any fee or commission to any broker or dealer or to any other persons (other than the Dealer Managers, the Information Agent and the Exchange Agent) in connection with the solicitation of tenders of Preferred Stock or Depositary Shares pursuant to the Exchange Offer. The Company will pay or cause to be paid any transfer taxes payable on the transfer of Preferred Stock or Depositary Shares to it, except as otherwise provided in Instruction 4 of the enclosed Letter of Transmittal.

                                        Very truly yours,

                                        AMR CORPORATION

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU AS THE AGENT OF AMR CORPORATION OR FIRST CHICAGO TRUST COMPANY OF NEW YORK OR AUTHORIZE YOU TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON THEIR BEHALF IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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